

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 26, 2018

Adam Logal
Senior Vice President, Chief Financial Officer, and Treasurer
Opko Health, Inc.
4400 Biscayne Blvd.
Miami, FL 33137

>   **Re: Opko Health, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2017**
>   **Filed March 1, 2018**
>   **File No. 001-33528**

Dear Mr. Logal:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Healthcare & Insurance